Service Agreement

Party A: Anshan Easy Health Technology Development Co,. Ltd.

Party B: Dayi Jingcheng (Beijing) Hospital Management Co., Ltd.

Considering that Party A has potential in health management field, and is a cooperative partner of China Primary Health Care Foundation in “China enterprise health long march events”; while Party B has abundant social resources in hospital management and medical specialists area, based on the principle of fairness and voluntariness, the parties agree on the following sections regarding Party B providing Party A’s “good easy health Members” with services of arranging consultation conducted by specialists/doctors and hospitalization in a 3 Grade Class-A Hospital through friendly negotiations:

Section 1: Party B provides Party A’s “good easy health Members” with services of arranging consultation conducted by specialists/doctors in a 3 Grade Class-A Hospital in Beijing, Shanghai or other major cities twice a year. The consultation is conducted face to face or on internet video.

Section 2: Party B provides Party A’s “good easy health Members” with services of convenience of seeing doctors and being hospitalized in 3 Grade Class-A Hospitals in the capital cities of provinces once a year.

Section 3: Party B provides Party A’s “good easy health Members” with offices and equipment including internet video etc. needed for the specialists consultation.

Section 4: The consultation conducted by the specialists is calculated in one unit per 10 minutes, and in one unit if the consultation takes less than 10 minutes. The fee of the consultation conducted by a professor or doctor with the equivalent professional title is calculated at 100 RMB Yuan/per unit; while the fee of the consultation by an associate professor or a doctor with the equivalent professional title (or below) at 80 RMB Yuan/per unit. The fee of the consultation conducted by an authorized specialist shall be agreed otherwise. The fee of consultation shall be settled by Party A for Party B universally.

Section 5: The fee of arranging seeing doctors in 3 Grade Class-A Hospitals in the capital cities of provinces is 100 RMB Yuan/per visit; the fee of arranging seeing doctors plus being hospitalized in 3 Grade Class-A Hospitals in the capital cities of provinces is 150 RMB Yuan/once. The fee of arrangement shall be settled by Party A for Party B universally.

Section 6: Party B shall take fiduciary duties to provide Party A’s “good easy health Members” with quality services at the service standard of zero complaint by the members. Party A shall not pay Party B the service fees if Party A’s “good easy health Members” complain to Party A with the dissatisfaction for Party B’s services and the complaint is proved to be true; and Party B shall terminate this service relationship in advance if the complaint from Party A’s “good easy health Members” occurs three times a month or 7 times a year.

Section 7: Party B provides Party A with the online specialists’ support on the website of www.12021.cn. The relevant fees shall be agreed otherwise.

Section 8: The method of payment of the fees shall be agreed otherwise.

Section 9: The agreement is made in three copies, with each of Party A and Party B holding one (1) copy and Commonweal Project Cooperative Institute Management Office of China Primary Health Care Foundation keeping one (1) copy on record. The term of the agreement is 5 years starting from June 20, 2012 to June 19, 2017. Matters not mentioned herein shall be stipulated by the supplemental agreements. During the term of the agreement, the parties may solve the disputes by negotiation and mediation. If no agreement may be reached through such negotiation or mediation, the parties may apply for litigation.

Party A: Anshan Easy Health Technology Development Co,. Ltd. (seal)

Legal Representative: Song Gu (signature) /s/ Song Gu

Party B: Dayi Jingcheng (Beijing) Hospital Management Co., Ltd. (seal)

Legal Representative: Yandong Ren (signature) /s/ Yandong Ren

Date of execution: June 20, 2012